UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CASI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29382F 202

(CUSIP Number)

Kurt Gustafson

Chief Financial Officer

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Avenue, Suite 240

Henderson, Nevada 89052

(702) 835-6300

with a copy to:

Marc G. Alcser

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29382F 202	13D	Page 2 of 9

1.	Names of Reporting Persons Spectrum Pharmaceuticals, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,228,627
	8.	Shared Voting Power 2,176,755
	9.	Sole Dispositive Power 3,228,627
	10.	Shared Dispositive Power 2,176,755
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,405,382
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.66% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage of class calculated based upon an aggregate of 32,445,811 shares of common stock, which includes (i) 27,040,429 shares of common stock of the Issuer issued and outstanding as of August 8, 2014, as reflected in the Form 10-Q for the fiscal quarter ended June 30, 2014, which was filed by the Issuer with the Securities and Exchange Commission on August 14, 2014, and (ii) 5,405,382 shares of common stock of the Issuer issued to the Reporting Persons pursuant to the Investment Agreements (see Item 4 below).

CUSIP No. 29382F 202	13D	Page 3 of 9

1.	Names of Reporting Persons Spectrum Pharmaceuticals Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,176,755
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,176,755
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,755
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.71% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage of class calculated based upon an aggregate of 32,445,811 shares of common stock of the Issuer issued and outstanding, which includes (i) 27,040,429 shares of common stock of the Issuer issued and outstanding as of August 8, 2014, as reflected in the Form 10-Q for the fiscal quarter ended June 30, 2014, which was filed by the Issuer with the Securities and Exchange Commission on August 14, 2014, and (ii) 5,405,382 shares of common stock of the Issuer issued to the Reporting Persons pursuant to the Investment Agreements (see Item 4 below).

CUSIP No. 29382F 202	13D	Page 4 of 9

Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Spectrum”), hereby files this Statement on Schedule 13D (this “Statement”) on behalf of the Reporting Persons (as defined in Item 2 below) pursuant to the Joint Filer Agreement (the “Joint Filer Agreement”) attached to this Statement as Exhibit 99.1.

Item 1. Security and Issuer.

This Statement relates to the shares of common stock, par value $0.01 per share, of CASI Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9620 Medical Center Drive, Suite 300, Rockville, Maryland 20850.

Item 2. Identity and Background.

This Statement is filed on behalf of Spectrum and Spectrum Pharmaceuticals Cayman, L.P., an Exempted Limited Partnership organized under the laws of the Cayman Islands (“Spectrum Cayman”). Spectrum and Spectrum Cayman are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

Spectrum is a Delaware corporation. The principal business of Spectrum is the acquisition, development and commercialization of drug products, with a primary focus in oncology and hematology. Currently Spectrum and its affiliates market five oncology/hematology drugs— FUSILEV® (levoleucovorin) for Injection in the U.S.; FOLOTYN® (pralatrexate injection), also marketed in the U.S.; ZEVALIN® (ibritumomab tiuxetan) Injection for Intravenous Use, for which Spectrum has worldwide marketing rights; MARQIBO® (vinCRIStine sulfate LIPOSOME injection), for which Spectrum has worldwide marketing rights and BELEODAQ™ (belinostat) for Injection in the U.S.

Spectrum Cayman is owned 99% by Spectrum and 1% by Spectrum Pharmaceuticals International Holdings, LLC, a Delaware limited liability company (“Spectrum Holdings”). Spectrum Holdings is the sole general partner of Spectrum Cayman and Spectrum is the sole managing member of Spectrum Holdings. Spectrum Cayman is a holding company for certain intellectual property relating to ZEVALIN®.

The address of the principal place of business of each of the Reporting Persons is c/o Spectrum at 11500 South Eastern Avenue, Suite 240, Henderson, Nevada 89052.

During the last five years, neither of the Reporting Persons, nor any of their respective executive officers, directors, or general partners, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Spectrum is governed by a Board of Directors consisting of seven members, none of which individually have voting or dispositive power over the shares subject to this Statement. In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of Spectrum are listed on Schedule 1 hereto and is incorporated herein by this reference.

Item 3. Source and Amount of Funds or Other Consideration.

On September 17, 2014, the Issuer entered into investment agreements (the “Investment Agreements”) with the Reporting Persons pursuant to which it issued an aggregate of 5,405,382 shares of its common stock to the Reporting Persons, as well as certain contingent rights to purchase additional shares of common stock and/or preferred stock (as described in Item 4 below). In consideration for the shares, pursuant to separate license agreements entered into with each of the Reporting Persons, the Issuer received perpetual (subject to customary termination provisions), exclusive licenses to develop and commercialize Captisol-Enabled™ (propylene glycol-free) melphalan (CE melphalan) and ZEVALIN® (ibritumomab tiuxetan) in China, including Taiwan, Hong Kong and Macau (“Greater China”).

CUSIP No. 29382F 202	13D	Page 5 of 9

Item 4. Purpose of Transaction.

The Reporting Persons entered into the Investment Agreements in order to acquire shares of common stock of the Issuer for investment purposes with the goal of increasing the value of the Issuer as a result of, among other things, the Issuer’s development and commercialization of ZEVALIN® and Captisol-EnabledTM melphalan in Greater China.

Pursuant to the terms of the Investment Agreements, in addition to receiving an aggregate of 5,405,382 shares of the Issuer’s common stock at closing, the Reporting Persons received a contingent right to purchase additional shares of the Issuer’s common stock at par value in order to maintain their respective post-investment equity ownership percentages if the Issuer issues securities (subject to a limited exception for certain equity compensation grants) after September 17, 2014 (the “Contingent Purchase Right”). To the extent that the issuance of such common stock would require stockholder approval under NASDAQ rules, the Reporting Persons would instead be given the right to purchase shares of non-voting, non-convertible preferred stock, which cannot be converted into common stock without stockholder approval. The Contingent Purchase Right expires upon the earliest of (i) the date on which the Issuer has raised, in the aggregate, $50 million in net proceeds through capital raising activities, or (ii) September 17, 2019 (subject to extension in limited circumstances).

The Investment Agreements provide that as soon as practicable after September 17, 2014, the Issuer will prepare and file with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement seeking stockholder approval for (i) the issuance of the maximum number of shares of common stock that could be issued upon exercise of the Contingent Purchase Right and, if issued, (ii) the conversion of all then outstanding shares of preferred stock to common stock. In addition, the Issuer agreed to prepare and file with the SEC a registration statement on Form S-3 (or such other form if, at such time, the Issuer is not eligible to utilize such Form S-3) covering the resale of the shares from time to time on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended.

Pursuant to the Investment Agreements, the Reporting Persons have the collective right to nominate one director to the Issuer’s Board of Directors (the “Board”), subject to the reasonable approval of the Board. Dr. Rajesh C. Shrotriya, the Chairman and Chief Executive Officer of Spectrum, was nominated and appointed as a director of the Issuer effective September 22, 2014.

The foregoing summary description of the terms of the Investment Agreements does not purport to be complete, and is qualified in its entirety by the terms of the Investment Agreements filed as Exhibits 10.1 and 10.2, respectively, to this Statement, which are incorporated herein by reference.

Subject to applicable legal requirements, in addition to the arrangements described above, one or both of the Reporting Persons may also purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above and subject to applicable legal requirements, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time; provided, however, that pursuant to the terms of the Investment Agreements the Reporting Persons have agreed to not dispose of the shares prior to September 17, 2015 (except for affiliate transfers). Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

CUSIP No. 29382F 202	13D	Page 6 of 9

Item 5. Interest in Securities of the Issuer.

(a) (b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (1)	Percentage of Class (2)
Spectrum	3,228,627	3,228,627	2,176,755	3,228,627	2,176,755	5,405,382	16.66%
Spectrum Cayman	2,176,755	0	2,176,755	0	2,176,755	2,176,755	6.71%

(1)	On September 17, 2014, pursuant to the Investment Agreements, the Issuer issued an aggregate of 5,405,382 shares of its common stock to the Reporting Persons, of which (i) 3,228,627 shares were issued directly to Spectrum, and (ii) 2,176,755 shares were issued directly to Spectrum Cayman. Spectrum has sole voting and dispositive power over the shares issued to it directly. Spectrum is governed by a Board of Directors consisting of seven members, none of which individually have voting or dispositive power over the shares held by Spectrum. Spectrum Cayman is owned 99% by Spectrum, and 1% by Spectrum Holdings. As a result, Spectrum may be deemed to share voting and dispositive power over the shares issued directly to Spectrum Cayman. Spectrum disclaims beneficial ownership in the shares held directly by Spectrum Cayman except to the extent of its pecuniary interest therein.
(2)	Percentage of class calculated based upon an aggregate of 32,445,811 shares of common stock of the Issuer issued and outstanding, which includes (i) 27,040,429 shares of common stock of the Issuer issued and outstanding as of August 8, 2014, as reflected in the Form 10-Q for the fiscal quarter ended June 30, 2014, which was filed by the Issuer with the Securities and Exchange Commission on August 14, 2014, and (ii) 5,405,382 shares of common stock of the Issuer issued to the Reporting Persons pursuant to the Investment Agreements (see Item 4 above).

(c) On September 17, 2014, pursuant to the Investment Agreements, the Issuer issued an aggregate of 5,405,382 shares of its common stock to the Reporting Persons, of which (i) 3,228,627 shares were issued directly to Spectrum, and (ii) 2,176,755 shares were issued directly to Spectrum Cayman.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer reported in this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated by reference into this Item 6.

On September 22, 2014, consistent with the compensation programs for non-employee directors of the Issuer, Dr. Shrotriya received a grant of 50,000 stock options with an exercise price of $1.80 per share, which represented the closing price of the Issuer’s common stock on the NASDAQ Capital Market on the date of grant. The option award vests ratably quarterly to the end of one year.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 29382F 202	13D	Page 7 of 9

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

10.1	Investment Agreement, dated as of September 17, 2014, by and between CASI Pharmaceuticals, Inc. and Spectrum Pharmaceuticals, Inc.

10.2	Investment Agreement, dated as of September 17, 2014, by and between CASI Pharmaceuticals, Inc. and Spectrum Pharmaceuticals Cayman, L.P.

24.1	Power of Attorney

99.1	Joint Filer Agreement

CUSIP No. 29382F 202	13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPECTRUM PHARMACEUTICALS, INC.,
a Delaware corporation

Date: September 26, 2014	By:	/s/ Rajesh C. Shrotriya, M.D.
	Name:	Rajesh C. Shrotriya, M.D.
	Title:	Chairman and CEO

SPECTRUM PHARMACEUTICALS CAYMAN, L.P.,
an Exempted Limited Partnership organized under the laws of the Cayman Islands

Date: September 26, 2014	By:	Spectrum Pharmaceuticals International Holdings, LLC
	Its:	General Partner

		By:	Spectrum Pharmaceuticals, Inc.
		Its:	Managing Member

			By:	/s/ Rajesh C. Shrotriya, M.D.
			Name:	Rajesh C. Shrotriya, M.D.
			Title:	Chairman and CEO

CUSIP No. 29382F 202	13D	Page 9 of 9

SCHEDULE 1

Directors and Executive Officers of Spectrum

Set forth below are the name, business address, current principal occupation or employment and citizenship of each director and executive officer of Spectrum Pharmaceuticals, Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship
Rajesh C. Shrotriya, M.D.	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Chairman of the Board and Chief Executive Officer of Spectrum	United States of America

Joseph W. Turgeon	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	President and Chief Operating Officer of Spectrum	United States of America

Kurt A. Gustafson	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Executive Vice President and Chief Financial Officer of Spectrum	United States of America

Lee F. Allen, M.D., Ph.D.	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Chief Medical Officer of Spectrum	United States of America

Dolotrai M. Vyas, Ph.D.	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum; Founder of Dinesh Vyas, LLC	United States of America

Luigi Lenaz, M.D.	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum	United States of America

Stuart M. Krassner, Sc.D., Psy.D.	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum	United States of America

Anthony E. Maida, III, M.A., M.B.A., Ph.D.	c/o Northwest Biotherapeutics, Inc. 4800 Montgomery Lane, Suite 800 Bethesda, MD 20814	Director of Spectrum; Senior Vice President, Clinical Research for Northwest Biotherapeutics, Inc.	United States of America

Raymond W. Cohen	c/o Axonics Modulation Technologies, Inc. 16411 Scientific Way, Ste. 200 Irvine, CA 92618	Director of Spectrum; Chief Executive Officer and Director at Axonics Modulation Technologies, Inc.	United States of America

Gilles R. Gagnon, M.Sc., M.B.A., ICD.D	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum; President of Spectrum Pharma Canada Inc.	United States of America